CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603



                                October 23, 2018

VIA EDGAR CORRESPONDENCE

Frank Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


         Re:          First Trust Exchange-Traded Fund III
                        File Nos. 333-176976; 811-22245
               --------------------------------------------------
Dear Mr. Buda:

      This letter responds to your comments, provided by telephone on October 1, 2018, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund III (the "Trust") with the Securities and Exchange Commission (the "Commission") on August 17, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust Enhanced Short Maturity Municipal ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please note, the Fund has changed its name to First Trust Ultra Short Duration Municipal ETF. Accordingly, under normal market conditions, the weighted average duration of the Fund's portfolio is expected to be less than one year.

COMMENT 1 - GENERAL

      Please confirm that the Fund does not qualify to list on the Exchange pursuant to the Exchange's "generic listing standards." Please explain in correspondence why the Fund does not qualify.

RESPONSE TO COMMENT 1

      The Fund does not qualify to list pursuant to the Exchange's "generic listing standards" because it will not meet the requirement set forth in Commentary .01(b)(1) to NYSE Arca Rule 8.600-E, which requires that the components that in the aggregate account for at least 75% of the fixed income weight of the portfolio each shall have a minimum original principal amount outstanding of $100 million or more.

COMMENT 2 - GENERAL

      Please confirm that the Registration Statement will not go effective until the Exchange has received a Rule 19b-4 Order approving the listing of the Fund's shares.

RESPONSE TO COMMENT 2

      Pursuant to the Commission's request, the Fund confirms that the Fund has received a Rule 19b-4 Order approving the listing of the Fund's shares.

COMMENT 3 - COVER PAGE

      Please ensure that the Fund's ticker is set forth on EDGAR once available.

RESPONSE TO COMMENT 3

      Pursuant to the Commission's request, the Fund agrees to set forth its ticker, FUMB, on EDGAR.

COMMENT 4 - FEE TABLE

      Please include a completed fee table and expense example at least five days prior to the effectiveness of the Registration Statement.

RESPONSE TO COMMENT 4

      Pursuant to the Commission's request, the Fund has provided a completed fee table and expense example, as set forth on EXHIBIT A.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the disclosure set forth in the section entitled "Principal Investment Strategies" to further explain in plain English the concept of "duration" and provide an example of its operation. In addition, please include disclosure clarifying the difference between a security's duration and maturity.

RESPONSE TO COMMENT 5

      Pursuant to the Commission's request, the following has been added as the second paragraph of the section entitled "Principal Investment Strategies":

             Duration is a mathematical calculation of the average life of a debt security (or portfolio of debt securities) that serves as a measure of its price risk. In general, each year of duration represents an expected 1% change in the value of a security for every 1% immediate change in interest rates. For example, if a portfolio of Municipal Securities has an average duration of three years, its value can be expected to fall about 3% if interest rates rise by 1%. Conversely, the portfolio's value can be expected to rise about 3% if interest rates fall by 1%. As a result, prices of instruments with shorter durations tend to be less sensitive to interest rate changes than instruments with longer durations. As the value of a security changes over time, so will its duration. A debt security's maturity is a measure of the time remaining until the final payment on the security is due. The maturity of a debt security may be significantly longer than its effective duration. A security's maturity may be more relevant than its duration in determining the security's sensitivity to other factors such as changes in credit quality or in the yield premium that the market may establish for certain types of securities.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the sentence set forth below to clarify that the Fund's weighted average maturity is dollar-weighted. Additionally, please revise the referenced sentence to clarify that the Fund's dollar weighted average maturity will be three years or no more than three years (emphasis added).

             Under normal market conditions, the weighted average duration of the Fund's portfolio is expected to be less than one year and the weighted average maturity of the Fund's portfolio is expected to be less than three years.

RESPONSE TO COMMENT 6

      Please note, the Fund has changed its name to First Trust Ultra Short Duration Municipal ETF. Accordingly, under normal market conditions, the weighted average duration of the Fund's portfolio is expected to be less than one year. Pursuant to the Commission's request, the referenced disclosure has been revised as follows:

             Under normal market conditions, the weighted average duration of the Fund's portfolio is expected to be less than one year.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      Please confirm that the description of the Fund's potential investments, and any limitations on the Fund's potential investments, conform to the Exchange's 19b-4 Order relating to the Fund.

RESPONSE TO COMMENT 7

      Pursuant to the Commission's request, the Fund confirms that description of the Fund's potential investments, and any limitations on the Fund's potential investments, has been revised to conform to the Exchange's 19b-4 Order relating to the Fund.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      To the extent that the Fund intends to invest in mortgage-backed securities to a degree greater than what is permissible under to the Exchange's "generic listing standards," please include corresponding disclosure in the section entitled "Principal Investment Strategies" and "Principal Risks."

RESPONSE TO COMMENT 8

      The Fund does not currently intend to invest in mortgage-backed securities to a degree greater than what is permissible under to the Exchange's "generic listing standards."

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      If applicable, please revise the disclosure to clarify that Municipal Securities will be subject to the Alternative Minimum Tax.

RESPONSE TO COMMENT 9

      Pursuant to the Commission's request, the following disclosure has been added to the prospectus:

             Alternative minimum tax bonds and private activity bonds may be subject to the federal alternative minimum tax.

COMMENT 10 - PRINCIPAL RISKS

      To the extent the Fund intends to invest significantly in any jurisdictions undergoing significant economic stress (e.g., Puerto Rico), please revise the disclosure set forth in the sections entitled "Principal Investment Strategies" and "Principal Risks" accordingly.

RESPONSE TO COMMENT 10

      The Fund does not currently intend to invest in any jurisdictions undergoing significant economic stress.

COMMENT 11 - PERFORMANCE

      Please disclose in correspondence the broad-based securities market index that the Fund intends to include in its disclosure, as required by Item 4(b)(2)(i) of Form N-1A.

RESPONSE TO COMMENT 11

      Pursuant to the Commission's request, the Fund intends to compare its average annual returns to those of the Bloomberg Barclays Municipal Short-Term Index.

COMMENT 12 - ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      Please revise the disclose set forth in the section entitled "Additional Information on the Fund's Investment Objective and Strategies" to include the Fund's investment objective pursuant to Item 9(a) of Form N-1A. Additionally, please revise the disclosure to set forth how the Advisor determines which securities to buy and sell pursuant to Item 9(b)(2). The information required by
Item 4 of Form N-1A is intended to be a summary of the more fulsome disclosure required by Item 9. Please revise according to the disclosure regime adopted by the Commission.

RESPONSE TO COMMENT 12

      Pursuant to the Commission's request, the Fund's investment objective has been included in the section entitled "Additional Information on the Fund's Investment Objective and Strategies."

      The Fund's principal investment strategy and disclosure regarding how the Advisor determines which securities to buy and sell is disclosed in Item 4. To the extent there is additional detail about the Fund's principal investment strategy that is not summarized in Item 4, but which is responsive to Item 9, the Fund has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," the Fund respectfully declines to revise the Item 9 disclosure to repeat the Fund's principal investment strategy as requested.

COMMENT 13 - FUND INVESTMENTS

      The Commission notes that the disclosure set forth in "Derivative Instruments" states that the Fund may invest up to 20% of its net assets in derivatives instruments. Please confirm that investments in derivatives instruments constitutes a non-principal strategy. If the Fund determines that investments in derivatives instruments does constitute a principal investment strategy, please revise the disclosure set forth in "Principal Investment Strategies" and "Principal Risks" to specifically set forth the derivatives instruments in which the Fund intends to invest.

RESPONSE TO COMMENT 13

      The Fund does not intend to invest in derivatives as a part of its principal investment strategies.

COMMENT 14 - HOW TO BUY AND SELL SHARES

      Please revise the disclosure to specify what the IOPV calculation includes and does not include. For example, does the IOPV include operating fees and other accruals?

RESPONSE TO COMMENT 14

      The Fund respectfully submits that the disclosure requested by the Commission is already included in the second sentence of the second paragraph of the section entitled "How to Buy and Sell Shares - Share Trading Prices," which has been reproduced below:

             The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit and includes any expenses of the Fund.

COMMENT 15 - FEDERAL TAX MATTERS

      Please provide additional disclosure as to the meaning of the following disclosure set forth in the section entitled "Federal Tax Matters - Treatment of Fund Expenses":

             Further, because the Fund pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your shares.

RESPONSE TO COMMENT 15

      Under section 265(a)(4) of the Internal Revenue Code of 1986, as amended, no deduction is allowed for interest on indebtedness incurred or continued to purchase or carry shares of stock of a regulated investment company which during the taxable year of the shareholder distributes exempt-interest dividends.

      Pursuant to the Commission's request, the disclosure has been revised as follows:

             Further, because the Fund pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt (if any) that you incur or continue to purchase or carry your shares.

COMMENT 16 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT OBJECTIVE AND POLICIES

      The Commission has following comments regarding the disclosure set forth below.

             (7) The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry. his restriction does not apply to (a) municipal securities issued by governments or political subdivisions of governments, (b) obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or (c) securities of other investment companies.

      (A) Please revise subsection (a) so that it states: "municipal securities issued by U.S. states, territories or possessions of the U.S. and the District of Columbia and their political sub-divisions other than municipal securities that are backed principally by non-governmental assets and revenues ... "

      (B) Additionally, please remove the reference to "other investment companies" or explain how this is consistent with the Commission's position that the Fund cannot ignore the investments of underlying funds in determining compliance with its concentration policy.

RESPONSE TO COMMENT 16

      Pursuant to the Commission's request, the referenced disclosure has been revised as follows:

             (7) The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry. This restriction does not apply to (a) municipal securities issued by U.S. states, territories or possessions of the U.S. and the District of Columbia and their political sub-divisions other than municipal securities that are backed principally by non-governmental assets and revenues,
                    (b) obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or (c) securities of other investment companies.

      Additionally, the following disclosure has been added to the section entitled "Investment Objectives and Policies":

             For purposes of applying restriction (7) above, to the extent the Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with restriction (7), to the extent the Fund has sufficient information about such investments.

COMMENT 17 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT OBJECTIVE AND POLICIES

      The Commission has the following comments regarding the disclosure set forth in Items (1) - (5) in the list immediately preceding the final paragraph of the section entitled "Investment Objective and Policies":

      (A) To the extent the limitations set forth in Items (1) - (5) deviate from the Exchange's "generic listing standards," please disclose such limits in the prospectus in plain English.

      (B) Please provide a plain English explanation of the limitations set forth in Items (3) and (4).

      (C) Given the disclosure set forth in Item (3) regarding industry classification, please include a description of this policy as an explanatory note to the Fund's fundamental investment restrictions.

      (D)    Please revise the final paragraph of the section in plain English.

RESPONSE TO COMMENT 17

      The referenced disclosure was inadvertently included in the Fund's statement of additional information and is not applicable to the Fund.

      The disclosure has been replaced with the following:

             1. The Fund will have a minimum of 20 non-affiliated issuers;

             2. No single Municipal Securities issuer will account for more than 10% of the weight of the Fund's portfolio;

             3. No individual bond will account for more than 5% of the weight of the Fund's portfolio;;

             4. The Fund will limit its investments in Municipal Securities of any one state to 20% of the Fund's total assets and will be diversified among issuers in at least 10 states;

             5. The Fund will be diversified among a minimum of five different industries or sectors of the municipal bond market.

             Pre-refunded bonds will be excluded from the above limits.

COMMENT 18 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT STRATEGIES

      Please revise as appropriate or remove the final sentence of the first paragraph of the section entitled "Investment Strategies."

RESPONSE TO COMMENT 18

      Pursuant to the Commission's request, the referenced disclosure has been deleted.

COMMENT 19 - STATEMENT OF ADDITIONAL INFORMATION - HEDGING STRATEGIES

      Please confirm that with regard to any credit default swaps that the Fund writes that it will segregate liquid assets for the full notional amount of the obligation. Please also clarify what is meant by the phrase "net basis" used in this disclosure.

RESPONSE TO COMMENT 19

      The Fund does not intend to write any credit default swaps.

COMMENT 20 - EXHIBITS

      Please file the Subscription Agreement and Authorized Participant Agreements utilized by the Fund as an exhibit to the Registration Statement, pursuant to Securities Act Rule 483.

RESPONSE TO COMMENT 20

      As a courtesy to the Commission, the Trust has previously filed a "Form Of" Authorized Participant Agreement and Subscription Agreement that the Fund has incorporated by reference. It respectfully declines to file any additional agreements as neither the Fund nor the Trust are a party to such agreements. Additionally, Item 28(h) of Form N-1A requires material contracts not made in the ordinary course of business to be filed. Given that such agreements are made in the ordinary course of business, Form N-1A does not require them to be filed.

                                    ********

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                          Sincerely yours,

                                          CHAPMAN AND CUTLER LLP

                                          By: /s/ Morrison C. Warren
                                             --------------------------
                                                  Morrison C. Warren

                                   EXHIBIT A

 FEES AND EXPENSES OF THE FUND

 The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. Investors purchasing and selling shares may be subject to costs (including customary brokerage commissions) charged by their broker, which are not reflected in the table below.

 SHAREHOLDER FEES
 (fees paid directly from your investment)
--------------------------------------------------------------------------------
 Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of
 offering price)                                                            None
--------------------------------------------------------------------------------

 ANNUAL FUND OPERATING EXPENSES
 (expenses that you pay each year as a percentage of the value of your investment)
     Management Fees                                                       0.45%
     Distribution and Service (12b-1) Fees                                 0.00%
     Other Expenses(1)                                                     0.00%
 ------------------------------------------------------------------------------
   Total Annual Fund Operating Expenses                                    0.45%
 ===============================================================================
     Fee Waiver(2)                                                         0.10%
 ------------------------------------------------------------------------------
   Total Annual Fund Operating Expenses After Fee Waiver                   0.35%
 ===============================================================================
 (1) "Other Expenses" is an estimate based on the expenses the Fund expects to incur for the current fiscal year.
 (2) Pursuant to a contractual agreement, First Trust Advisors L.P., the Fund's investment advisor, has agreed to waive management fees of 0.10% of average daily net assets until____________, 20__. This waiver agreement may be terminated by action of the Trust's Board of Trustees at any time upon 60 days' written notice by the Trust, on behalf of the Fund, or by the Fund's investment advisor only after_____________, 20__.

 EXAMPLE

 The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.

 The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
 -------------------------------------------------------------------------------
                          1 YEAR                  3 YEARS
                            $36                     $124
 -------------------------------------------------------------------------------